                                                                    EXHIBIT 99.1

FOR MORE INFORMATION CONTACT

Mike Tate
Chief Financial Officer, VP of Finance
(408) 367-1400 x244

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------

                        GALILEO TECHNOLOGY LTD. REPORTS
                          SECOND QUARTER 2000 RESULTS


     San Jose, CA -- July 18, 2000 -- Galileo Technology Ltd. (Nasdaq: GALT) today reported net sales for the second quarter of 2000 increased 33% to a record $24.3 million, compared to $18.3 million for the second quarter of 1999. Net income for the quarter decreased 8% to $5.7 million, or $0.13 per share, compared to net income of $6.1 million, or $0.14 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share. Diluted shares used in computing earnings per share for the second quarter of 2000 were 45.1 million, compared to 44.5 million for the second quarter of 1999.

     Net sales for the second quarter of 2000 increased 21% from the first quarter of 1999 net sales of $20.2 million. Second quarter 2000 net income increased 28% compared to the first quarter pro forma net income of $4.4 million, which excludes charges totaling $2.5 million pre-tax to increase the Company's inventory reserves and write off investments and intellectual property for discontinued projects.

     "We are pleased to report record revenues for Q2," stated Avigdor Willenz, Galileo's Chairman and CEO. "During the quarter we experienced strong demand for our current production products, namely our GalNet(R)-II family of switched Ethernet products and our internetworking products. Additionally, we are encouraged by the level of design activity and acceptance of our new product families, GalNet-2+, GalNet-3 and Horizon(TM), with GalNet-2+ expected to commence volume shipments in Q3."

About Galileo Technology Ltd.

     Galileo Technology, a market leader in communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices serving the needs of the LAN, MAN, and WAN markets. Galileo is organized around two principal product groups:
Internetworking Products, consisting of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers and switched PoS/ATM controllers.

     Galileo's products form the heart of many advanced communications systems built by leading OEMs, such as Accton, Alcatel, Cabletron, Cisco Systems, D-Link, Ericsson, Hewlett Packard, Intel, Lucent, Marconi, NBase Communications, and Nortel Networks.

     Galileo employs more than 275 people worldwide and has business headquarters in San Jose, California and R&D headquarters in Manof, Israel. For more information on Galileo, call 1-888-GALTEK-1 or visit its website at http://www.galileoT.com.

                                      ###

     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

                            GALILEO TECHNOLOGY LTD.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)


                                                        Three Months Ended             Six Months Ended
                                                    ---------------------------   ----------------------------
                                                      June 30,      June 30,        June 30,      June 30,
                                                        2000          1999            2000          1999
                                                    ---------------------------   ----------------------------
Net sales                                             $    24,318   $   18,271      $    44,470   $    33,423

Cost of sales                                               9,573        6,247           17,319        11,694
                                                    ---------------------------   ----------------------------

Gross profit                                               14,745       12,024           27,151        21,729

Operating expenses:
       Research and development                             5,977        3,679           11,334         6,964
       Selling, marketing and administrative                4,180        2,971            7,948         5,382
                                                    ---------------------------   ----------------------------

            Total operating expenses                       10,157        6,650           19,282        12,346
                                                    ---------------------------   ----------------------------

Operating income                                            4,588        5,374            7,869         9,383

Other income, net                                           1,372        1,076            2,711         2,292
                                                    ---------------------------   ----------------------------

Income before provision for income taxes                    5,960        6,450           10,580        11,675

Provision for income taxes                                    300          320              532           580

                                                    ---------------------------   ----------------------------
Net income                                            $     5,660   $    6,130      $    10,048   $    11,095
                                                    ===========================   ============================

Earnings per share:
       Basic                                          $      0.13   $     0.15      $      0.24   $      0.27
                                                    ===========================   ============================

       Diluted                                        $      0.13   $     0.14      $      0.22   $      0.25
                                                    ===========================   ============================

Shares used in computing earnings per share:

       Basic                                               42,579       41,010           42,233        40,852
                                                    ===========================   ============================

       Diluted                                             45,059       44,544           45,237        44,316
                                                    ===========================   ============================

(1) The Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2000, excludes one-time charges of $1.5 million to cost of sales; $0.7 million to research and development; $0.3 million to other income, net; and a $0.1 million reduction to the provision for income taxes.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)

                                                       Three Months Ended             Six Months Ended
                                                    ---------------------------   ----------------------------
                                                      June 30,      June 30,        June 30,      June 30,
                                                        2000          1999            2000          1999
                                                    ---------------------------   ----------------------------
Net sales                                            $     24,318    $  18,271       $   44,470    $   33,423

Cost of sales                                               9,573        6,247           18,819        11,694
                                                    ---------------------------   ----------------------------

Gross profit                                               14,745       12,024           25,651        21,729

Operating expenses:
       Research and development                             5,977        3,679           11,979         6,964
       Selling, marketing and administrative                4,180        2,971            7,948         5,382
                                                    ---------------------------   ----------------------------

            Total operating expenses                       10,157        6,650           19,927        12,346
                                                    ---------------------------   ----------------------------

Operating income                                            4,588        5,374            5,724         9,383

Other income, net                                           1,372        1,076            2,406         2,292
                                                    ---------------------------   ----------------------------

Income before provision for income taxes                    5,960        6,450            8,130        11,675

Provision for income taxes                                    300          320              408           580

                                                    ---------------------------   ----------------------------
Net income                                           $      5,660    $   6,130       $    7,722    $   11,095
                                                    ===========================   ============================

Earnings per share:
       Basic                                         $       0.13    $    0.15       $     0.18    $     0.27
                                                    ===========================   ============================

       Diluted                                       $       0.13    $    0.14       $     0.17    $     0.25
                                                    ===========================   ============================

Shares used in computing earnings per share:

       Basic                                               42,579       41,010           42,406        40,852
                                                    ===========================   ============================

       Diluted                                             45,059       44,544           45,148        44,316
                                                    ===========================   ============================

                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. dollars, in thousands)

                                                                                June 30,             December 31,
                                                                                  2000                   1999
                                                                           --------------------   -------------------

ASSETS
Current assets:

              Cash, cash equivalents and short-term investments                     $  107,466            $  105,653
              Accounts receivable                                                       10,584
                                                                                                              12,523

              Inventories                                                                                      8,094
                                                                                        11,545

              Prepaid expenses and other                                                 2,287                 3,049
                                                                                   ------------          ------------

                          Total current assets                                         131,882               129,319

Other assets                                                                             8,091                 2,031
Property and equipment, net                                                             12,462                 9,388
                                                                                   ------------          ------------

                          Total                                                     $  152,435            $  140,738
                                                                                   ============          ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

              Accounts payable                                                      $    8,134            $    6,495
              Accrued and other liabilities                                              8,023                 8,969
              Deferred income                                                            2,394                 1,817
                                                                                   ------------          ------------

                          Total current liabilities                                     18,551
                                                                                                              17,281

Accrued severance pay                                                                      731                   500
Other liabilities                                                                        1,675
                                                                                                               1,652

Total shareholders' equity                                                             131,478               121,305
                                                                                   ------------          ------------

                          Total                                                     $  152,435            $  140,738
                                                                                   ============          ============
